Exhibit 12.3
Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2007	2006
Net income from continuing operations	$10,777	$37,372
Add- Taxes based on income	5,084	15,539
Net income before income taxes	15,861	52,911

Add- fixed charges:
Interest on long term debt	8,211	29,932
Estimated interest cost within rental expense	255	726
Amortization of net debt premium, discount, and expenses	295	1,025
Total fixed charges	8,761	31,683

Earnings available for fixed charges	24,622	84,594

Ratio of earnings to fixed charges	2.81	2.67

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	628	2,512
Adjustment to pre-tax basis	296	1,045
	924	3,557

Combined fixed charges and preferred stock dividend requirements	$9,685	$35,240

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.54	2.40